Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Northrim BanCorp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-120836) on Form S-8 of Northrim BanCorp Inc. of our report dated March 13, 2012 relating to the consolidated balance sheets of the Northrim BanCorp Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in this Annual Report on Form 10-K of the Northrim BanCorp Inc. for the year ended December 31, 2011.

/s/ Moss Adams LLP

Bellingham, Washington

March 13, 2012